July 16, 2008



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-137411 and 811-8052

Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's July 8, 2008, telephonic comments to the above referenced filing on Form N-4. We have not filed a post-effective amendment for the above-referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the staff's comments and is followed by our response to those comments. The reference to page numbers in the staff comment is to the initial prospectus provided to the staff. Our response references the new page numbers contained in our revised prospectus provided herein.


	1.	Please confirm that the name of the Symetra Focus annuity is
		and will continue to be identified by the same EDGAR class identifier associated with this contract.

		-	Symetra confirms that the Symetra Focus annuity will
			continue to be identified by the same EDGAR class identifier.

	2.	Please add on page 4 "on" to the definition of Long Life
		Benefit Annuitant.

		-	Symetra added the word "on" to the definition of Long
      			Life Benefit Annuitant.

	3.	Please disclose to staff if Symetra has any guarantees or
		support agreements with third parties to provide for the guarantees provided in the contract.

		-	Symetra is not a party to any third-party guarantees
			or support agreements in connection with this contract.

	4.	Under the "Charges and Expenses" section of the "Summary"
		regarding the GLLB Rider, please clarify the sentence "This charge is shown in your contract because it varies based on the effective date of the contract."

		-	On page 7, Symetra has clarified that the GLLB Rider
			charge is a percentage of the first year Purchase Payment, and the amount of Long Life Benefit Payment that the percentage amount will buy will vary based on the characteristics of the Long Life Benefit Annuitant.

	5.	In the "Fee Table," please cross reference the "Guaranteed
		Long Life Benefit Rider" with the disclosure describing the "GLLB Rider" charges under the "Optional Benefit Charges" section. Also disclose that the Long Life Benefit Payment may be reduced to meet the maximum charge limitation.

		-	On page 11, we have added footnote 1 to the Guaranteed
			Long Life Benefit Rider to reference the applicable section and disclose that the Long Life Benefit Payment may be reduced.

	6.	In the Fee Table, under "Total Annual Portfolio Operating
		Expenses," please confirm to the staff that the expenses include the expenses of the underlying funds for any "fund-of-funds" as provided by Item 3 of Form N-1A. Also, please add language to footnote 1 that redemption fees may be imposed by the underlying portfolios.

		-	Symetra confirms that the underlying portfolios have
			represented to us that the underlying funds for any "fund-of-funds" have calculated their expenses in accordance with Item 3 of Form N-1A. Symetra does not independently verify the expense numbers provided to us by the underlying funds.

		-	Footnote 1 includes reference to the redemption fees
			that may be imposed. Clarifying language has been added to indicate that the fees "may" be imposed.

	7.	Confirm to the staff that the Examples include the contract
		with the maximum charges of all the optional benefit riders and highest fees and expenses of any of the Portfolios, i.e.,
		 the most expensive options available.

		-	Symetra confirms that the Examples include the most
			expensive options available for the contract.

	8.	Describe how the charge for the GLLB rider was calculated for
		purposes of the Examples.

		Because the maximum GLLB rider charge is 5% of Purchase Payments, the Examples assume a $500 charge, which equals the $10,000 investment in the contract multiplied by 5%. To be consistent with the disclosure regarding the other riders available, in footnote 1 to the Examples, we changed the GLLB Rider charge to reflect a percentage rather than a dollar amount.

	9.	Include a footnote to the "Guaranteed Long Life Benefit Rider"
		charge in the Fee Table that the charge will vary by, among other things, the amount of Long Life Benefit Payment chosen by the investor but that Long Life Benefit Payments will be reduced if necessary to assure that the charge will never exceed 5% of first-year Purchase Payments.

		-	Symetra has added footnote 1 to the "Guranteed Long
			Life Benefit Rider" charge in the Fee Table to provide the additional disclosure.

	10.	Clarify how the contract with the GLLB Rider purchased can be
		issued prior to the first Contract Anniversary when total first year Purchase Payments will be determined.

		-	The contract with the GLLB Rider is issued based on
			the amount of the expected first year Purchase Payments that the contract owner tells us he or she expects to invest in the first contract year. For example, some contract owners may be expecting additional payments from other sources that are not immediately available when the GLLB Rider is issued. We will calculate the GLLB Rider charge based on the expected first-year Purchase Payments and issue the GLLB Rider with the appropriate charge.

			We will provide notice to the contract owner prior to the first Contract Anniversary in the event the Purchase Payments that were actually received are such that the GLLB Rider charge, as originally calculated, would exceed the 5% maximum charge. The notice will allow the owner the option of investing more Purchase Payments or receiving reduced Long Life Benefit Payments. If the owner chooses reduced Long Life Benefit Payments or does not respond to our notice, we would provide the contract owner with a new contract data page that would become part of the contract and would show the reduced Long Life Benefit Payment.

			Symetra has added clarification under the "GLLB Rider" section of the "Optional Benefit Charges" on page 25 regarding this procedure.

	11.	Disclose the consequences if the contract owner refuses to make
		additional Purchase Payments into the contract or otherwise have his or her Long Life Benefit Payment reduced. Emphasize that the contract owner cannot cancel the GLLB rider. Include in the "Summary" that additional Purchase Payments may be necessary or Long Life Benefit Payments may be reduced.

		Symetra has added clarification under the "GLLB Rider" section of the "Optional Benefit Charges" on page 25 regarding the consequences if the contract owner refused to make additional Purchase Payments, including that Long Life Benefit Payments will be automatically reduced for purposes of meeting the 5% maximum GLLB Rider charge.

		On page 25, Symetra also added bolded disclosure that the GLLB rider cannot be cancelled once issued with the contract.

		On page 7 of the Summary, Symetra included additional disclosure that additional Purchase Payments may be necessary or Long Life Benefit Payments may be reduced.

	12.	Explain how the first example under the GLLB Rider section of
		"Optional Benefit Charges"on page 25 and the Maximum Charge Example 1 can be reconciled. It appears that the GLLB rider charge was not determined consistently between the two examples. Also, add disclosure to the Fee Table that the GLLB Rider charge will vary based on the Long Life Benefit Annuitant's age and sex, the amount of Long Life Benefit Payment chosen, and any other relevant factors in determining the charge. Clarify that the charge does not vary with first year Purchase Payments.

		Symetra has reviewed the two examples and believes that the two were determined on a consistent basis. The GLLB Rider charge is based on the following factors: the age and sex of the Long Life Benefit Annuitant, the deferral period chosen between when the contract is issued and when Long Life Benefit Payments begin, the amount of the Long Life Benefit Payment, and the amount of first year Purchase Payments. In both examples, those factors are the same. However, Symetra agrees that the "Maximum Charge Example 1" can be clarified to show how the percentage of the GLLB Rider Charge will change because the actual amount of first year Purchase Payments exceeded that amount that was actually expected in the first year when the contract was issued. Therefore, Symetra has added clarifying language on page 26.

		In addition, we have added disclosure language to Footnote 1 of the GLLB Rider charge shown in the Fee Table to provide the factors used in determining the charge.

	13.	Clarify how the Maximum Charge Example 2 relates to the
		calculation of charges for the GLLB rider.

		The Maximum Charge Example 2 is intended to show how the GLLB Rider's maximum percentage rate of 5% will affect the amount of the Long Life Benefit Payment if the expected amount of first
		year Purchase Payments is not received.   The example explains
		that the amount of the Long Life Benefit Payment will be affected if the amount of Purchase Payments actually received causes the 5% cap for the GLLB Rider charge to be exceeded.
		We have added additional language to clarify that the same assumptions are being repeated from Maximum Charge Example 1 but that the owner has not contributed enough first year Purchase Payment such that the originally calculated GLLB Rider charge exceeds the 5% maximum charge limitation.

	14.	On page 28, please clarify the second sentence, first paragraph
		under the "Taxation of Annuity Payments" section.

		On page 29, the sentence has been clarified.

	15.	On page 28, please provide the full name of the "Internal
		Revenue Service" before the "IRS" abbreviation.

		On page 28, the first reference to "IRS" has been expanded to provide the full name of the "Internal Revenue Service."

	16.	On page 29, please confirm that the reference to the "Non-
		Qualified Contracts" section in the first full paragraph of the second column is accurate.

		Symetra confirms that the reference to "Non-Qualified
		Contracts" is accurate.

	17.	On page 29, please clarify the second full paragraph of the
		second column that begins "In the case of a taxable
		withdrawal . . . ."

		On page 29, Symetra has clarified the referenced paragraph.

	18.	On page 30, please clarify the second full paragraph under the
		"Exchanges" section to clearly distinguish between the two referenced contracts.

		On page 30, Symetra has added language to clarify the two referenced contracts in the referenced section.

	19.	On page 35, please verify if the third bullet is accurate.

		Symetra has clarified the third bullet on page 35.

	20.	On page 35, please bold the last bullet point and also include
		this language in the "Summary."

		Symetra has bolded the last bullet point on page 35 and has also included this disclosure on page 7 in the Summary.


	21.	Under the Reduced Long Life Benefit Payment section on page 36,
		address the effect of surrenders of the contract.

		Symetra has added clarification on page 36 under the "Reduced Long life Benefit Payment" section and that Symetra will pay the Long Life Benefit Payments after the entire contract value is withdrawn or reduced to zero for any reason.

	22.	Please provide a Power of Attorney that relates specifically
		to the Securities Act of 1933 file number of the registration statement. See Rule 483(b) of the 1933 Act.

		-	The Power of Attorney referenced in this filing
			reflects the filing number for this registration statement.

	23.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

	-	The Separate Account is responsible for the adequacy and
		accuracy of the disclosures in the filings;
	-	The Staff's comments or suggested changes to the disclosure
		in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
	-	The Separate Account may not assert staff comments as a defense
		in any proceeding initiated by the Commission under the federal securities laws of the United States.

Along with the changes made in response to staff comments, Symetra has also added certain financial information including the range of underlying Portfolio fees and the Example calculations. Symetra has also made other minor changes to the registration statement.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter. Sincerely,

/s/  Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.